EXHIBIT (D)(7)(C)

                                  AMENDMENT TO
                              FEE WAIVER AGREEMENT

     AMENDMENT to FEE WAIVER AGREEMENT dated as of June 14, 2004, between Eaton Vance Mutual Funds Trust (the "Trust"), on behalf of Eaton Vance Low Duration Fund (the "Fund"), and Eaton Vance Management ("Eaton Vance").

     WHEREAS, the Trust, on behalf of the Fund, has entered into an Investment Advisory and Administrative Agreement ("Advisory/Administrative Agreement") with Eaton Vance; and

     WHEREAS, the Advisory/Administrative Agreement provides that Eaton Vance shall be entitled to receive an asset-based fee payable at a rate equal to 0.15% of the average daily net assets per annum of the Fund ("Advisory/Administration Fee"); and

     WHEREAS, Eaton Vance has previously offered to waive said fee in its entirety, and the Trust, on behalf of the Fund, has accepted such waiver; and

     WHEREAS, Eaton Vance and the Trust memorialized such permanent fee waiver in that certain Fee Waiver Agreement dated as of April 13, 2004, by and between the Trust, on behalf of the Fund, and Eaton Vance (the "Fee Waiver Agreement"); and

     WHEREAS, Eaton Vance and the Trust now wish to amend the Fee Waiver Agreement, such amendment being duly authorized by the Trust's Board of Trustees;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust, on behalf of the Fund, and Eaton Vance hereby amend the Fee Waiver Agreement as follows:

     1. Paragraph 2 of the Fee Waiver Agreement is hereby deleted and replaced in its entirety with the following:

          "This Agreement may only be terminated or amended upon the mutual written consent of the Trust and Eaton Vance; provided, however, that
          (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of Eaton Vance or the Trust (the "Independent Trustees") and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that eliminates or decreases the fee waiver set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

          For purposes of this Agreement the term "vote of a majority of the outstanding voting securities of the Fund" shall mean the vote, at a meeting of shareholders of the Fund, of the lesser of (i) 67 per centum or more of the shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding shares of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding shares of the Fund."

     2. Except as otherwise modified herein, all other terms and provisions of the Fee Waiver Agreement shall remain in full force and effect.

     3. This instrument is executed under seal and shall be governed by Massachusetts law.


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     IN WITNESS  WHEREOF,  this  Agreement  has been executed as of the date set forth above by a duly authorized officer of each party.

                                Eaton Vance Mutual Funds Trust, on behalf of
                                Eaton Vance Low Duration Fund


                                By:     /s/ Thomas E. Faust, Jr.
                                        -----------------------------------
                                        President



                                Eaton Vance Management


                                By:     /s/ Alan R. Dynner
                                        -----------------------------------
                                        Vice President